THE O’NEAL LAW FIRM, P.C.
17100 East Shea Boulevard
Suite 400-D
Fountain Hills, Arizona 85268
(480) 812-5058 (Tel)
(480) 816-9241 (Fax)

March 9, 2007

Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Tank Sports, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-139711
Filed February 9, 2007

Form 10-KSB for Fiscal Year Ended February 28, 2006, as amended
Form 10-QSB for Fiscal Quarters Ended May 31, 2006, August 31, 2006 and November 30, 2006, as amended
Filed February 9, 2007

Dear Mr. Owings:

We are writing in response to your comment letter dated March 8, 2007, in connection with the above-referenced filing.

1.	We have revised undertaking (1)(i) to conform to Item 512(a)(1)(i) of Regulation S-B.

2.
The principal Executive Officer of the Company is Jing Jing Long. There were typographical errors in the spelling of Ms. Long’s name in the Form 10-KSB and Forms 10-QSB referenced above which have been corrected in the filed amendments.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,

/s/William D. O’Neal
William D. O’Neal